UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Itamar Medical Ltd. (the "Company" or the "Registrant") hereby announces the results of its Annual General Meeting of Shareholders (the "Meeting") held on May 29, 2019 at the Company's offices at 9 Halamish St., Caesarea, Israel.

The Company's shareholders voted upon the proposals on the Meeting's agenda, each of which is described in more detail in the Company's proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission, on April 23, 2019 (the "Proxy Statement").

Only shareholders of record at the close of business on April 30, 2019 were entitled to vote at the Meeting. Each of the proposals on the Meeting's agenda were voted upon and approved by the required majority of the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: May 29, 2019